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                                                                    Exhibit 23.1

The Board of Directors
J. Crew Group, Inc.:

We consent to incorporation by reference in the previously filed registration statement on Form S-8 of J. Crew, Group Inc. 1997 Stock Option Plan of our report dated March 25, 2003, except as to the note 18, which is dated April 4, 2003, relating to the consolidated balance sheets of J. Crew Group, Inc and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, cash flows, and changes in stockholders' deficit for each of the years in the three-year period ended February 1, 2003, and the related schedule, which report appears in the February 1, 2003 annual report on Form 10-K of J. Crew Group, Inc.

/s/ KPMG LLP


New York, New York
April 15, 2003